Corporate Headquarters: 1526 Cole Boulevard Suite 300 Golden, Colorado 80401 Telephone: 303-233-3500 Facsimile: 303-235-4399 website: www.acttel.com

May 9, 2007

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 3720

Washington, D.C. 20549

Re:	ACT Teleconferencing, Inc.

Form 10-K and 10K/A for Fiscal Year Ended December 31, 2006

Filed March 30, 2007 and April 2, 1007

File No. 0-27560

Dear Mr. Spirgel:

I am writing to confirm ACT Teleconferencing, Inc.’s (“ACT”) proposed schedule for responding to comments raised by the Securities and Exchange Commission (the “SEC”) in its letter to Chief Financial Officer Mr. Rick Fresia dated April 12, 2007 (the “Comment Letter”) with respect to the above-referenced Annual Report on Forms 10-K 10-K/A.

For reasons not entirely clear to us, we did not receive your letter until May 2, 2007. ACT plans to respond to the Comment Letter on or before May 22, 2007.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 233-3500.

Sincerely,

/s/ Rick Fresia

Chief Financial Officer

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